UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 5, 2011

HADERA PAPER LTD.
(Translation of Registrant’s Name into English)

P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes     ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Hadera Paper Ltd. (the “Company”) (AMEX:AIP) announced on July 5, 2011 the results of a public offering in Israel of additional Series 5 debentures (the “Public Offering”) pursuant to the report filed with the Israeli Securities Authority on July 3, 2011 (the “Report”), and the shelf prospectus dated May 27, 2011, as amended on June 19, 2011 (the "Shelf Prospectus"), following an auction for Israeli institutional investors, held on June 30, 2011. The Public Offering was held on July 3, 2011.

 A summary of the results of the Public Offering is provided herein below. A copy of the press release issued by the Company on July 5, 2011, is attached hereto as Exhibit 99.1.

1.	The following securities were offered:

An aggregate principal amount of up to NIS 220 million of Series 5 debentures comprised of 220,000 units, NIS 1,000 par-value each, at a price per unit as determined at an auction, and in any case no less than NIS 989. The Series 5 debentures were initially offered by the Company on May 20, 2010, pursuant to the shelf prospectus published by the Company in Israel on May 26, 2008 (the "First Offering"), and bear an interest rate of 5.85%. The terms of the additional Series 5 debentures offered in the Shelf Prospectus are similar to the terms of Series 5 debentures which are traded in Tel-Aviv Stock Exchange. The Series 5 debentures offered shall form a single series together with the outstanding Series 5 debentures offered and issued in the First Offering. The weighted average discount rate on Series 5 debentures issued in this offering and in the First Offering is 0.72587%.

The Company had previously received early commitments from Israeli institutional investors to purchase 177,777 units of Series 5 debentures. The institutional investors will be eligible to an early commitment commission of 0.45% for their pre-offer undertakings to purchase units of Series 5 debentures.

2.	Rating of the Debentures:

On July 3, 2011, the Company announced that Standard & Poor's Maalot assigned the Company's Series 5 debentures in an aggregate additional principal amount of up to NIS 220 million the rating (ilA+).

3.	The results of the Public Offering in respect to the Series 5 debentures:

3.1.	A total of 365 requests to purchase 278,186 units were made (including 100,409 units from the public and 177,777 units from Israeli institutional investors).

3.2.	The price per unit was set at NIS 991 (the "Series 5 Price per Unit").

3.3.	13 requests of Israeli institutional investors to purchase 99,772 units of Series 5 debentures bearing a higher price than the Series 5 Price per Unit, were accepted in full.

3.4.	9 requests of Israeli institutional investors to purchase 42,672 units of Series 5 debentures bearing the Series 5 Price per Unit, were accepted in full.

3.5.	17 requests of Israeli institutional investors to purchase 35,333 units of Series 5 debentures bearing a lower price than the Series 5 Price per Unit, were not accepted.

3.6.	233 requests of the public to purchase 73,296 units of Series 5 debentures bearing a higher price than the Series 5 Price per Unit, were accepted in full.

3.7.
42 requests of the public to purchase 17,805 units of Series 5 debentures bearing the Series 5 Price per Unit, were partially accepted in a way that each investor received approximately 23.93% of his or her request.

3.8.	51 requests of the public to purchase 9,308 units of Series 5 debentures bearing a lower price than the Series 5 Price per Unit, were not accepted.

3.9.	The Company shall issue Series 5 debentures with an aggregate principal amount of NIS 220 million.

4.	Offering Proceeds:

The gross proceeds of the Public Offering: approximately NIS 218,000,000.

Total estimated net proceeds of the Public Offering (net fees, early commitment fees and other expenses): approximately NIS 216,216,852.

5.	Use of Offering Proceeds:

The proceeds of the offering will be mainly used to strengthen the Company's liquidity and for refinancing of debt.

*  *  *  *  *

The debentures to be offered as part of the Public Offering have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HADERA PAPER LTD. (Registrant) By: /s/ Yael Nevo Yael Nevo Corporate Secretary

Dated: July 5, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated July 5, 2011.